EXHIBIT 2

SHARE PURCHASE AGREEMENT
between
LATA LUX HOLDING PARENT S.Á R.L.
and
CROWN HOLDINGS, INC.
OCTOBER 30, 2013

Page
ARTICLE I
DEFINITIONS

1.1	Certain Defined Terms	1
1.2	Other Defined Terms	7
1.3.	Certain Other Interpretive Provisions	7

ARTICLE II
PURCHASE AND SALE

2.1	Purchase and Sale of Shares and Payment of Purchase Price	8
2.2	Closing	8
2.3	Closing Deliveries by Seller	8
2.4	Closing Deliveries by Purchaser	9
2.5	Further Assurance	9

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

3.1	Organization of Seller	10
3.2	Authority; Enforceability	10
3.3	Non-Contravention	10
3.4	Governmental Consents	10
3.5	Organization of Company	10
3.6	Title; Share Capital of the Company	11

ARTICLE IV
LEAKAGE

4.1	Leakage	11

-i-

(continued)

Page
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

5.1	Organization	11
5.2	Authority; Enforceability	11
5.3	Non-Contravention	11
5.4	Governmental Consents	12
5.5	Available Funds	12

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1	Conduct of Business Prior to Closing	13
6.2	No-Contact	14
6.3	Access to Certain Information	15
6.4	Existing Facilities	15
6.5	Settlement of Due Amounts	16
6.6	Financing; Cooperation	16
6.7	Non-Solicitation	17
6.8	Release	18
6.9	Structure Amendment	18
6.10	Reasonable Best Efforts	18

ARTICLE VII
CONDITIONS PRECEDENT

7.1	Conditions to Closing	18
7.2	Competition Related Commitments	19
ARTICLE VIII
TERMINATION

8.1	Termination	19
8.2	Effects of Termination	20
8.3	Transaction Payment	20

-ii-

(continued)

Page
ARTICLE IX
PAYMENTS

9.1	Payment Accounts	22
9.2	Payment Default	22
9.3	Deductions and Withholdings	22

ARTICLE X
GENERAL PROVISIONS

10.1	Limitations on Claims	22
10.2	Seller's Maximum Liability	23
10.3	No Other Representations and Warranties	23
10.4	Disclaimer Regarding Projections	24
10.5	Expenses	24
10.6	Notices	24
10.7	Confidentiality; Public Announcements	26
10.8	Headings; Table of Contents	27
10.9	Severability	27
10.10	Exclusivity Period	27
10.11	Entire Agreement	27
10.12	Assignment	28
10.13	Equitable Remedies	28
10.14	No Liability	28
10.15	No Third Party Beneficiaries	28
10.16	Amendment	28
10.17	Rescission	28
10.18	Waiver	28
10.19	Financing Sources	29
10.20	Governing Law and Dispute Resolution	30
10.21	Counterparts	31

-iii-

SCHEDULE A - Competition-Related Commitments

SCHEDULE B - Data Room

SCHEDULE C - Form of Transfer Confirmation

SCHEDULE D - List of Persons Resigning at Closing

SCHEDULE E - Form of Letter of Resignation

SCHEDULE F - Bank Pay-Off Amount Evidence

SCHEDULE G - Planned Projects

SCHEDULE H - Structure Amendment

-iv-

SHARE PURCHASE AGREEMENT dated as of October 30, 2013 between LATA LUX HOLDING PARENT S.À R.L., a société à responsabilité limitée incorporated and existing under the laws of Luxembourg having its registered office at 2-4, rue Eugène Ruppert, L-2453 Luxembourg registered with the Luxembourg trade and companies register under number B 157.947 (“Seller”) and CROWN HOLDINGS, INC., a Pennsylvania corporation, whose principal executive offices are at One Crown Way, Philadelphia, Pennsylvania 19154-4599 (“Purchaser”).
RECITALS
1.    As of the date hereof, Seller owns 30,885,117 ordinary shares having a par value of Euro 0.01 each (the “Shares”), constituting all the issued and outstanding shares of Lata Lux Holding S.à r.1., a société à responsabilité limitée incorporated and existing under the laws of Luxembourg having its registered office at 2-4, rue Eugène Ruppert, L-2453 Luxembourg registered with the Luxembourg trade and companies register under number B 157.937 (the “Company”).
2.    On the terms and subject to the conditions of this Agreement, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller, the Shares, and the parties desire to consummate the other transactions contemplated in this Agreement (the “Transaction”).
NOW, THEREFORE, in consideration of the premises and the mutual terms, conditions and agreements set forth herein and intending to be legally bound hereby, Seller and Purchaser hereby agree as follows:
ARTICLE I
DEFINITIONS

1.1        Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation.
“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, provided that the Group Companies shall not be deemed to be Affiliates of Seller for the purposes of this Agreement.
“Agreement” means this share purchase agreement between Seller and Purchaser, as amended, modified or supplemented from time to time.
“Ancillary Commitments” means any transition services agreement or supply agreements with a term of 18 months or less or similar behavioral remedies or other commitments customary in the ordinary course of a sale, divestiture or disposition of assets or businesses, including any investment (subject to the Investment Cap) or expenditure ancillary to, or required to, effect the sale, divestiture or dispositions of such assets or businesses as are required under Section 5 of SCHEDULE A hereof.

“Approval” means a decision, order, judgment, clearance, consent, authorization or other approval of any Governmental Authority.
“Bank Pay-Off Amount” means the amount required on Closing to discharge all amounts owed by the Company and any other Group Company under the Existing Facilities (including principal, interest, gross-up obligations and any break fees) and any associated hedging arrangements and to release all security in relation to the Existing Facilities, as notified by Seller to Purchaser in writing at least two Business Days before the Closing.
“Blackstone” shall mean each of (i) Blackstone Capital Partners (Cayman) V L.P., (ii) Blackstone Capital Partners (Cayman) V-A L.P., (iii) Blackstone Capital Partners (Cayman) V-AC L.P., (iv) Blackstone Participation Partnership (Cayman) V L.P., and (v) Blackstone Family Investment Partnership (Cayman) V L.P.
“Business Day” means any day that is not a Saturday, a Sunday or a public holiday in London, England, Luxembourg, Brussels, Belgium or Madrid, Spain.
“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.
“Competition Law” means any applicable antitrust, competition or trade regulation law, regulation or order in any country.
“Constitutional Documents” means, with respect to any Person (other than a natural person), its memorandum and articles of association, by-laws or other similar documents governing the formation or organization of such Person.
“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ownership, directly or indirectly, of securities or ownership interests having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.
“Data Room” means the information relating to, among other things, the Group and made available to Purchaser prior to the date hereof via a confidential online database maintained by R.R. Donnelley UK Limited, the index of which is attached hereto as SCHEDULE B.
“Encumbrance” means any security interest, pledge, mortgage, lien, claim, option, charge, restriction, third party right or interest or other encumbrance of any kind.
“Euro” means the lawful currency of the European Union.

“Existing Facilities” means (i) the Facilities Agreement dated 29 December 2010 (as amended and restated by an agreement dated 25 February 2011, by an agreement dated 2 April 2013 and as otherwise amended or supplemented from time to time) between, amongst others, the Company and Crisolito Inversiones 2010, S.L. (Sole Shareholder Company, which merged into Mivisa Envases, S.A.U. by virtue of the deed of merger executed on 11 May 2012 before the Notary of Madrid under number 1465 of this record), certain financial institutions as Arrangers, Bookrunners and Lenders and Deutsche Bank AG, London Branch as Agent and Security Agent and any other Finance Document as defined in such Facilities Agreement and (ii) any other facilities or lines of credit under which any Group Company has incurred indebtedness for borrowed money, which will be repaid on the Closing Date, as notified by Seller to Purchaser in writing at least two Business Days before the Closing.
“Fairly Disclosed” means, with respect to a matter, fact or circumstance, that the matter, fact or circumstance is reasonably apparent on the face of a disclosed document or that the matter is disclosed with sufficient particularity to enable a reasonable Person engaged in a business similar to the business of the Group to assess the nature and scope of the matter, fact or circumstance disclosed.
“Financing Sources” means the Lenders, any person who signs a joinder to the Financing Agreements and any person that provides, or in the future enters into any Financing Agreements with Purchaser or any of its Affiliates to provide, any of the Respective Financing, any of such person’s Affiliates and any of such person’s or any of its affiliates’ respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners.
“Governmental Authority” means any government (including any supranational authority such as the European Union), any governmental, regulatory, antitrust or administrative authority, agency or commission or any court, tribunal or judicial body.
“Governmental Order” means any order, writ, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Group Companies” means the Company and each of its Subsidiaries.
“Group” means the Company and all of the Group Companies, taken as a whole.
“IAN Action” means the civil court proceedings brought before the Appellate Court (Audiencia Provincial) of Murcia in the case: Industrias Alimentarias de Navarra, S.A.U.
“Investment Cap” has the meaning set forth in Section 5 of SCHEDULE A hereof.
“Law” means any statute, law, ordinance, regulation or rule of any Governmental Authority in effect on the date hereof.
“Leakage” means any of the following that occurs from the Lock Box Date to the Closing Date, other than any of the following that is Permitted Leakage:

(a)
the receipt by, or the entitlement to receive of, Seller or any of its Related Persons of any interest payments, dividends or distributions from a Group Company, whether in kind or cash, or a direction by Seller or any of its Affiliates to a Group Company to pay any of the foregoing to any Person in satisfaction of any Liability of Seller or any of its Related Persons;

(b)
the receipt by, or the entitlement to receive of, Seller or any of its Related Persons of any consulting, advisory, management, service, directors, monitoring or any other fee, bonus or payment of any kind from a Group Company, or a direction by Seller or any of its Related Persons to a Group Company to pay any of the foregoing to any Person in satisfaction of any Liability of Seller or any of its Related Persons;

(c)
the receipt by, or the entitlement to receive of, Seller or any of its Related Persons of any asset of, gift from or any guarantee or indemnification from a Group Company, including amounts due to Tomás López-Zamora López and Francisco Noguera Navarro pursuant to the PEC Indemnity Agreements on account of taxes, assuming all such amounts were due as of the Closing Date (it being understood that, based on currently applicable tax rates, such amounts would be approximately Euro 1,000,000 in the aggregate if the Closing occurred on the Long Stop Date and, because such amounts are determined by reference to the accrued but unpaid yield on the preferred equity certificates held by Tomás López-Zamora López and Francisco Noguera Navarro, such amounts in aggregate would be lower if the Closing occurred prior to the Long Stop Date);

(d)
the payment of fees or bonuses in connection with the Transaction or in connection with any other transaction, or series of transactions, aimed at the sale of a Group Company or its businesses, or at its recapitalization or deleveraging, including any fees or expenses of any legal, financial, professional or other adviser or consultant engaged by Seller or any of its Related Persons, including Simpson Thacher & Bartlett LLP, Deloitte S.L. and J&A Garrigues, S.L.P.;

(e)	the payment of, or in respect of, Tax that is payable as a result of any Leakage;

(f)
the receipt by, or the entitlement to receive of, Seller or any of its Related Persons of any loan or security or right (including options and similar rights) or payments in respect thereof from a Group Company, or a direction by Seller or any of its Related Persons to a Group Company that occurs from the Lock Box Date to the Closing Date to pay any of the foregoing to any Person in satisfaction of any Liability of Seller or any of its Related Persons;

(g)
the waiver, forgiveness or discount of any claims by a Group Company in respect of any agreement or arrangement with Seller or any of its Related Persons, or the entitlement of Seller or any of its Related Persons to have any such claims forgiven, or a direction by Seller or any of its Related Persons to a Group Company to waive, forgive or discount any claims in respect of any agreement or arrangement with any Person in satisfaction of any Liability of Seller or any of its Related Persons; or

(h)	the agreement or other commitment (whether or not legally binding) by the Company or any other Group Company to do or undertake to do any of the foregoing matters.

“Lenders” means any institutional lender providing a credit facility under the Financing Agreements.
“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.
“Lock Box Date” means June 30, 2013.
“Long Stop Date” means September 5, 2014.
“Nmás1” shall mean each of (i) Nmás1 Private Equity Fund II ERISA, F.C.R., (ii) Nmás1 Private Equity Fund II Non-ERISA, F.C.R., (iii) Nmás1 Private Equity Fund II Families, S.C.R., and (iv) Dinamia Capital Privado S.C.R., S.A.
“Northern France” means the territory within the French Republic north of latitude 46 degrees North.
“PEC Indemnity Agreements” mean, together, the indemnification agreement between Tomás López-Zamora López and Mivisa Envases SAU and the indemnification agreement between Francisco Noguera and Mivisa Envases SAU, each dated April 12, 2011.
“Permitted Leakage” means any of the following:

(a)
any payments to or for the benefit of Seller or any of its Affiliates in respect of (i) any reasonable out-of-pocket travel or other costs or expenses incurred by them and invoiced to any Group Company in connection with the business of Seller or the Group and (ii) any administrative costs or other charges in an aggregate amount not exceeding Euro 100,000 per annum;

(b)
any payments for services or products (including applicable Tax thereon), in the ordinary course of business of Seller and its Affiliates or any other Related Persons of Seller, on the one hand, and the Group Companies, on the other hand, in each case on terms no less favorable to the Group Companies than those available at arm’s length;

(c)	any payments or benefits (including any applicable Tax thereon) expressly contemplated by this Agreement (including Section 6.4);

(d)	any payments or benefits between one or more Group Companies;

(e)
any payments of salary or bonuses or other compensation for services to the employees, directors and officers of any Group Company in the ordinary course of business, excluding for the avoidance of doubt, (i) bonuses in connection with the Transaction or in connection with any other transaction, or series of transactions, aimed at the sale of a Group Company or its businesses, or at its recapitalization or deleveraging; and (ii) payments pursuant to the PEC Indemnity Agreements;

(f)	the payment of Euro 73,507.50 to Deloitte Advisory, S.L. in connection with their financial due diligence conducted in connection with the recapitalization of the Group in April 2013;

(g)	any payments approved in writing by Purchaser; and

(h)	any agreements or understandings to make any payments (including any applicable Tax thereon) or provide any benefits referred to in the foregoing clauses of this definition.

“Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company, Governmental Authority or other entity.
“Related Persons” means, with respect to Seller, (i) its employees, managers, directors, officers and members, (ii) its Affiliates, (iii) the respective investment funds advised or managed by Blackstone Management Partners L.L.C., Nmás1 Capital Privado S.G.E.C.R., S.A. or their respective Affiliates (the “Advisors”), (iv) the Advisors and (v) any Affiliates of such investment funds or the Advisors (other than any Group Company).
“Restraint” means any statute, rule, regulation, Governmental Order or other notice (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by and Governmental Authority.
“Return” or “Returns” means all returns, notices, accounts, computations, declarations, reports, claims for refund or repayment or information returns or statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof filed or to be filed with any Tax Authority in connection with the determination, assessment or collection of Taxes.
“Sales Cap” has the meaning set forth in Section 5 of SCHEDULE A hereof.
“Seller’s Bank Account” means the bank account to be designated by Seller in a written notice to Purchaser at least two Business Days before the Closing.

“Subsidiary” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, is controlled by such specified Person.
“Tax” or “Taxes” means all income, profits, franchise, gross receipts, payroll, sales, employment, property, real estate, excise, value added, stamp, environmental, withholding, employment, pensions and any other taxes and social security contributions, together with (except insofar as attributable solely to the delay or default of Purchaser or a Group Company after Closing) all interest and penalties imposed with respect to such amounts.
“Tax Authority” means any domestic, foreign, federal, national, supranational, state, county, municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body properly exercising any taxing authority or any other authority properly exercising regulatory or reassessment or payment authority in respect of Taxes.
“Transaction Payment” means Euro 41,000,000.
“Unreimbursed Leakage” means the amount of Leakage (if any) notified by Seller to Purchaser in writing at least two Business Days before the Closing.
“Warranty and Non-Compete Agreement” means that certain Management Warranty and Non-Compete Agreement, dated as of the date of this Agreement, by and among Purchaser and the managers set forth on Schedule 1 thereto.
1.2.    Other Defined Terms. The following terms shall have the meanings given to such terms in the Sections set forth opposite such terms below:

Term	Section

Article 8(3) Decision	8.1(e)
Base Payment	2.1 (b)
Closing	2.2
Closing Date	2.2
Company	Recitals
Competition Condition	7.1(c)
Confidentiality Agreement	6.3(a)
Confidential Information	6.3(a)
EUMR	7.1(b)
Financing	6.6(b)
Financing Agreements	5.5(b)
Pre-Contractual Statements	10.11
Purchase Price	2.1(b)
Purchaser	Preamble
Released Claim	6.8
Released Parties	6.8
Respective Financing	6.6(b)
Seller	Preamble
Shares	Recitals
Transaction	Recitals
Transfer Confirmation	2.3(a)

1.3.    Certain Other Interpretive Provisions. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section and Schedule references are to this Agreement unless otherwise specified. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The Schedules shall be a part of this Agreement.

ARTICLE II

PURCHASE AND SALE

2.1.    Purchase and Sale of Shares and Payment of Purchase Price.

(a)Upon the terms and subject to the conditions of this Agreement, at Closing, Seller shall sell to Purchaser and Purchaser shall purchase from Seller, the Shares, together with all rights attaching thereto at Closing.

(b)The total amount payable by Purchaser to acquire the Shares shall be Euro 499,650,000.00 (the “Base Payment”), plus an amount of Euro 5,500,000 per month, accrued daily, from (and including) the Lock Box Date to (and including) the Closing Date (the “Purchase Price”). The Purchase Price shall not be subject to adjustment.

2.2.    Closing. Unless this Agreement shall have been terminated and the Transaction shall have been abandoned pursuant to ARTICLE VIII, and subject to the satisfaction or waiver of each of the conditions set forth in ARTICLE VII, the closing of the Transaction (the “Closing”) will take place at 9:00 a.m., London time, on the fourth Business Day after the date following the satisfaction or waiver of each of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) (the date when Closing occurs, the “Closing Date”), at the offices of Simpson Thacher & Bartlett LLP, CityPoint, One Ropemaker Street, London, England, unless another date, time or place is agreed to in writing by Seller and Purchaser.
2.3.    Closing Deliveries by Seller. At the Closing, Seller shall deliver or, as applicable, use all corporate powers available to it to cause the Company to deliver to Purchaser:

(a)    a notice from Seller to the Company in the form of SCHEDULE C, confirming that the transfer of the Shares contemplated by this Agreement has occurred (the “Transfer Confirmation”);

(b)    a copy of the share register, evidencing the transfer of the Shares to Purchaser, and Constitutional Documents of the Company,

(c)evidence to Purchaser in the form agreed with the lenders and the security agent under the Existing Facilities that, effective upon payment of the Bank Pay-Off Amount, all Encumbrances against the Group Companies shall be released; and

(d)a letter of resignation of each such person listed in SCHEDULE D in the form attached hereto as SCHEDULE E.

2.4.    Closing Deliveries by Purchaser. (a) At the Closing, Purchaser shall deliver:

(i)to Seller evidence of (a) the Approval of the Transaction under the EUMR from the European Commission or, if the European Commission has adopted a decision under Article 9 of the EUMR to refer the Transaction in whole or in part to any competent authority of any Member State of the European Union or of the European Economic Area, the Approval of all such competent authorities in each Member State of the European Union or of the European Economic Area to which the whole or part of the Transaction has been referred, in each case; or that the applicable waiting period in respect of the Transaction has expired; and the Approval of the European Commission for any part of the Transaction not referred to such competent authority of any Member State of the European Union or of the European Economic Area; and (b) the Approval of the Transaction under any Competition Law of the countries listed in Annex H of Schedule A hereof; or that the applicable waiting period pursuant to such Competition Law in respect of the Transaction has expired;

(ii)to Seller an amount equal to the Purchase Price minus any Unreimbursed Leakage, by wire transfer in immediately available funds to Seller’s Bank Account; and

(iii)to Seller a certificate in the form attached hereto as SCHEDULE F that either (A) the Bank Pay-Off Amount has been repaid, or (B) the Bank Pay-Off Amount has been provided to the Group to enable its repayment.

(b)    At the Closing, upon receipt of the Transfer Confirmation from Seller, Purchaser shall countersign and deliver to the Company the Transfer Confirmation.

2.5.    Further Assurance.

(a)    At the Closing, the parties hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request for the purpose of carrying out or evidencing the transfer of the Shares pursuant to this Agreement, including signing relevant endorsement entries on the share certificates evidencing the Shares and entries in the Company’s shareholders’ register.

(b)    Seller and Purchaser hereby agree to appoint any manager of the Company each acting individually with full power of substitution, to carry out on behalf of each of them, under his/her sole signature, any formalities that are needed in connection with the registration of the transfer of the Shares pursuant to this Agreement in the shareholders register of the Company and to perform any filing formalities in Luxembourg.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as of the date of this Agreement as follows:
3.1.    Organization of Seller. Seller is a company duly incorporated and validly existing under the laws of Luxembourg.

3.2.    Authority; Enforceability. Seller has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to be consummated by Seller. The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder and the consummation by Seller of the transactions contemplated hereunder to be consummated by Seller have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). No Governmental Order has been made or petition presented or resolution passed for the winding-up, insolvency or administration of Seller.

3.3.    Non-Contravention. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby to be consummated by Seller do not and will not:

(a)    violate, conflict with or result in the breach of any provision of the Constitutional Documents of Seller;

(b)    require the consent, notice or other action by any Person under, violate, conflict with or result in a breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any instrument to which it is party or by which it is bound, except for any such conflict, breach or default as would not have a material adverse effect on Seller’s ability to perform its obligations under this Agreement;

(c)    result in the creation or imposition of any Encumbrance on the Shares; or

(d)    conflict with or violate any Law or Governmental Order applicable to Seller, except for such conflicts or violations as would not have a material adverse effect on Seller’s ability to perform its obligations under this Agreement.

3.4.    Governmental Consents. Except in respect of the Competition Condition, the execution, delivery and performance by Seller of this Agreement do not and will not require any consent, approval, authorization or order of, action by, filing with or notification to any Governmental Authority.

3.5.    Organization of Company. The Company is a company duly incorporated and validly existing under the laws of Luxembourg.

3.6.    Title; Share Capital of the Company. Seller is the sole legal and beneficial owner of the Shares. The Shares represent all of the Company’s issued and outstanding share capital. Except for Encumbrances in connection with the Existing Facilities, which will be discharged upon their repayment, the Shares are free and clear of any Encumbrances, and no Person has any right to subscribe for or to be awarded or granted any shares in the Company.

ARTICLE IV

LEAKAGE

4.1.    Leakage. Seller shall (a) repay to Purchaser (or any relevant Group Company as Purchaser may direct) a sum on a euro for euro basis equal to the monetary amount of Leakage, plus interest on any unpaid Leakage from (but excluding) the Closing Date until and including the date of repayment of such Leakage at an annual rate of interest equal to 5% per year, accrued daily; (b) shall return any benefit; and (c) shall cancel, release and forgive any entitlement, Liability or commitment owed to Seller or any Related Person, in each case, as a result of Leakage.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:
5.1.    Organization. Purchaser is a company duly incorporated and validly existing under the laws of Pennsylvania.

5.2    Authority; Enforceability. Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to be consummated by Purchaser. The execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereunder to be consummated by Purchaser have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by Seller, constitutes a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).
No Governmental Order has been made or petition presented or resolution passed for the winding-up, insolvency or administration of Purchaser.

5.3.    Non-Contravention. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby to be consummated by Purchaser do not and will not:

(a)    violate, conflict with or result in the breach of any provision of the Constitutional Documents of Purchaser;

(b)    require the consent, notice or other action by any Person under, violate, conflict with or result in a breach of, or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any instrument to which it is party or by which it is bound, including the Financing Agreements, except for such conflict, breach or default as would not have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement; or

(c)    conflict with or violate any Law or Governmental Order applicable to Purchaser, except for such conflicts or violations as would not have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement.

5.4.    Governmental Consents. Except in respect of the Competition Condition, the execution, delivery and performance by Purchaser of this Agreement do not and will not require any consent, approval, authorization or order of, action by, filing with or notification to any Governmental Authority.

5.5.    Available Funds.

(a)    Purchaser is aware that Closing is not conditional upon Purchaser obtaining financing or funding from any other Person. Purchaser has sufficient funds available to it on the date hereof and will have sufficient funds available to it to pay when required by this Agreement all amounts payable by it under or as contemplated by this Agreement, including payment of the Transaction Payment, the Purchase Price and any fees and expenses to be borne by Purchaser in accordance with this Agreement.

(b)    On or prior to the date hereof Purchaser has delivered to Seller true and complete copies of all commitment letters, facility agreements and other agreements (the “Financing Agreements”) pursuant to which Purchaser will have sufficient funds to pay when required by this Agreement all amounts payable by it under or as contemplated by this Agreement, including payment of the Transaction Payment, the Purchase Price and any fees and expenses to be borne by Purchaser in accordance with this Agreement. The Financing Agreements are as of the date hereof and will continue as of the Closing Date to be in full force and effect and constitute the legal, valid and binding obligations of each of the parties thereto. The Financing Agreements have not as of the date hereof been and as of the Closing Date will not in violation of Section 6.6(a) be amended or modified in any respect. The commitments contained in the Financing Agreements have not as of the date hereof been and as of the Closing Date will not in violation of Section 6.6(a) be withdrawn or rescinded in any respect. There are no conditions to Purchaser’s ability to borrow under the Financing Agreements and to pay when required by this Agreement all amounts payable by it under or as contemplated by this Agreement including the Transaction Payment, the Purchase Price and any fees and expenses to be borne by Purchaser in accordance with this Agreement, other than the conditions in ARTICLE VII, the conditions expressly set forth in the Financing Agreements and any other conditions that have been satisfied on the date hereof and will remain satisfied on the Closing Date.

(c)    Each representation, warranty, covenant and obligation of Purchaser or any of its Affiliates made, given or undertaken in or pursuant to the Financing Agreements, the breach of or non-compliance with which would limit or prevent the borrowing of funds under the Financing Agreements and the use of such portion thereof as may be required by Purchaser to enable it to consummate the Closing on the Closing Date and to perform its other obligations under this Agreement, has not been breached and will not, on the Closing Date be breached, in any respect which would limit or prevent the borrowing of funds under the Financing Agreements and the use of such portion thereof as may be required by Purchaser to enable it to consummate the Closing on the Closing Date and to perform its other obligations under this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1.    Conduct of Business Prior to Closing. (a) Except as required by any law or any agreements or arrangements disclosed in the Data Room, as contemplated by this Agreement or in connection with the transactions contemplated hereby or as Purchaser may otherwise consent to in writing (which consent shall not be unreasonably withheld or delayed), from the date hereof until the Closing Date, Seller will take all action available to it in its capacity as sole shareholder of the Company to cause each Group Company to operate its business in the ordinary course in all material respects.

(b)    Without limiting the generality of the foregoing Section 6.1(a) and subject to Section 6.1(c), from the date hereof until the Closing Date, Seller will take all action available to it in its capacity as sole shareholder of the Company to cause each Group Company not to, except as required by any Law or any agreements or arrangements entered into in the ordinary course of business and disclosed in the Data Room, as contemplated by this Agreement or in connection with the transactions contemplated hereby (including Permitted Leakage) or as Purchaser may otherwise consent to in writing (which consent shall not be unreasonably withheld or delayed):

(i)    (A) adopt any material change in its Constitutional Documents, (B) declare or pay out dividends, (C) allot, issue, redeem or repurchase any shares of any Group Company other than to or from another Group Company, (D) merge or consolidate a Group Company with any other Person other than another Group Company or in connection with an acquisition that is not restricted pursuant to subsection (iii) below, or (E) create or issue any share capital or option in respect of any shares of any Group Company, other than to another Group Company;

(ii)    materially increase the Group’s aggregate payroll expenses, or pay or agree to pay any bonus or other incentives or severance compensation or grant any employee benefits in kind or in cash or make any extraordinary payment to employees, including managing directors or similar executive officers, except (A) as required under written agreements existing as of the date hereof or (B) in the ordinary course of business (which shall include annual payroll increases similar to past practices of the Group and aggregate payroll increases in connection with additional employee hiring similar to past practices of the Group);

(iii)    acquire or dispose of any revenues, assets, business or undertakings, or make capital expenditures, or incur commitments involving capital expenditures, other than (A) to maintain current assets and operations in the ordinary course of business, (B) in the case of acquisitions, disposals, capital expenditures or commitments involving capital expenditures in an amount not exceeding Euro 7,000,000 in the aggregate per annum or (C) in connection with the projects listed in SCHEDULE G;

(iv)incur, assume or guarantee any indebtedness for borrowed money to any third party other than (A) in the ordinary course of business, (B) in amounts not exceeding Euro 1,500,000 in the aggregate per annum, or (C) indebtedness incurred under the Existing Facilities;

(v)grant or create any Encumbrance over any of its assets, other than charges arising by operation of law or in the ordinary course of business (including in connection with the Existing Facilities);

(vi)not adopt any new Tax or accounting policies or practice or make any material change to any of its accounting policies and practices or its accounting reference date, in each case except as required by law or to comply with a new accounting standard;

(vii)initiate or settle any Action to which any Group Company is a party that would require payments in excess of Euro 1,500,000 in the aggregate other than (A) Actions in respect of debt collection in the ordinary course of business, and (B) in respect of the IAN Action; and

(viii)agree to take any of the foregoing actions.

(c)    For the avoidance of doubt, nothing in this Agreement shall restrict, and each Group Company may engage in, any agreement, matter or transaction with one or more other Group Companies in the ordinary course of business or consistent with past practices of the Group Companies.

6.2.    No-Contact. Without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed, Purchaser and its Affiliates (including acting through each of their advisers and agents) shall not contact (or have any discussions with) any suppliers to or customers of the Group in connection with this Agreement or the transactions contemplated hereby or the integration or prospective integration of the Purchaser’s and its Affiliates’ businesses with the businesses of the Group in a manner that would be illegal or inadvisable under or in light of any applicable Competition Law for any such contact or discussions to occur. Nothing in this Section 6.2 shall restrict or otherwise limit Purchaser’s or its Affiliates’ contacts or discussions with present or prospective suppliers or customers of the Purchaser and its Affiliates; provided that such contacts (and any discussions in connection therewith) are solely in the ordinary course of the Purchaser’s and its Affiliates’ businesses in connection with the sale and purchase of goods and services consistent with past practices of Purchaser and its Affiliates and, for the avoidance of doubt, such contacts (and any discussions in connection therewith) do not and would not reasonably be expected to hinder, delay or prevent the obtaining of all Approvals required under any Competition Law for the Transaction to be consummated before the Long Stop Date.

6.3.    Access to Certain Information.

(a)    During the period from the date of this Agreement through the Closing Date, the Company shall, subject to applicable Law, (i) provide to Purchaser, such financial statements as are provided to the lenders under the Existing Facilities and at such time as such financial statements are delivered to such lenders under the Existing Facilities, (ii) provide to Purchaser and its agents and authorized representatives (including prospective financing sources) reasonable access to the offices, facilities, books and records, officers and employees and advisors (such access, in the case of employees other than executive officers of the Company or a Group Company, to be coordinated through one or more employees of a Group Company designated by such Group Company) and other information of the Group as Purchaser may reasonably request (including with reasonable notice) during normal business hours; provided, that (a) such access does not unreasonably disrupt the normal operations of a Group Company and (b) such access, does not in the reasonable determination of the Company, jeopardize the attorney-client privilege of the Company or any of the Group Companies or contravene any Law or any contract to which the Company or any of the Group Companies is party or subject. Further, during the period from the date of this Agreement through the Closing Date, the Company shall, subject to applicable Law and pursuant to Purchaser’s request, make a request to the Company’s independent accountants to provide Purchaser, audit and tax working papers prepared by the Company’s independent accountants; provided that Purchaser executes any releases reasonably requested by the independent accountants if required to do so; and provided further that the independent accountants may at their sole discretion decline to give access to such audit and tax working papers. Any information provided to or obtained by Purchaser pursuant to this Section 6.3(a) shall be “Confidential Information” as defined in the Confidentiality Agreement, dated as of March 11, 2013, between Seller and Purchaser (the “Confidentiality Agreement”), and shall be held by Purchaser in accordance with, and be subject to the terms of, the Confidentiality Agreement.

(b)    Upon reasonable written notice, Purchaser and Seller shall furnish or cause to be furnished to each other and their employees, counsel, auditors and representatives reasonable access, during normal business hours, such information and assistance relating to the Group as is reasonably necessary for financial reporting and accounting matters, the preparation and filing of any Returns, reports or forms or the defense of any Tax audit, claim or assessment. Each party shall reimburse the other party for reasonable out-of-pocket costs and expenses incurred in assisting the other party pursuant to this Section 6.3(b).

No party shall be required by this Section 6.3(b) to take any action that would unreasonably disrupt its normal operations (or, in the case of Purchaser, the normal business or operations of the Group).

6.4.    Existing Facilities.

(a)    On the Closing Date, Purchaser shall either (i) repay the Bank Pay-Off Amount to the providers of finance under the Existing Facilities, or (ii) provide the Bank Pay-Off Amount to the Group to enable its repayment and, after the Closing, cause the Group to repay the Bank Pay-Off Amount to the providers of finance under the Existing Facilities and will indemnify and keep indemnified on a continuing basis Seller and its Affiliates (including, if Closing does not occur on the Closing Date, the Group) from all claims, liabilities, costs and expenses (including legal and other professional advisers’ fees and expenses) arising in respect of a breach of Purchaser’s obligation under this Section 6.4(a).

(b)    Purchaser acknowledges that, prior to the Closing Date, a Group Company will deliver prepayment letters and will undertake any other appropriate or necessary formalities in relation to the prepayment of the Existing Facilities on the Closing Date.

6.5.    Settlement of Due Amounts. On the Closing Date, any Permitted Leakage that has been invoiced but has not been paid as of such date, or is otherwise due and payable as of such date, shall be paid in accordance with such invoice by or at the direction of the relevant Group Company to which such invoice has been issued or which otherwise owes such amount and each party shall do or procure the doing of all such acts and execute or procure the execution of all such documents as Seller may consider necessary or appropriate to give effect to this Section 6.5.

6.6.    Financing; Cooperation.

(a)    Without Seller’s prior written consent, Purchaser shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Financing Agreement in any manner that does or would reasonably be expected to impair, delay or prevent the funding or financing described therein or the occurrence of the Transaction. Upon any such amendment, supplement or modification of the Financing Agreements in accordance with this Section 6.6, the term “Financing Agreements” shall mean the Financing Agreements as so amended, supplemented or modified.

(b)    Prior to the Closing Date, and to the extent reasonably requested by Purchaser, Seller will provide, will use all corporate powers available to it to cause the Group to provide, and will use its commercially reasonable efforts to cause its representatives (including its legal and accounting representatives) to provide, such cooperation as is reasonably requested (including with reasonable prior written notice) by Purchaser in connection with the arrangement of, and the negotiation of agreements with respect to, the financing contemplated by the Financing Agreements (the “Financing”) or, if applicable, any alternative financing (the Financing or any alternative financing, as the case may be, is referred to in this Section 6.6 as the “Respective Financing”), including by (i) (A) using all corporate powers available to it to cause the participation of management (including for participation at a reasonable number of organizational meetings, due diligence meetings, ratings agency meetings and meetings with prospective financing sources), (B) using all corporate powers available to it to cause management of the Group to make reasonably available documents and information of the Company and its Subsidiaries as may be reasonably requested by Purchaser or its lender and any ratings agencies, including financial statements and financial and other information upon request therefor and (C) using commercially reasonable efforts to cause the participation of the Company’s independent accountants to provide such services as may be reasonably necessary in respect of the Respective Financing, to the extent permissible under Law and their professional standards and provided that Purchaser executes any releases requested by the independent accountants (if requested to do so), (ii) using commercially reasonable efforts to cause the Company’s independent accountants to provide consent to the use of the Audited Financial Statements in the offering documents subject to execution by Purchaser and its financing sources, as applicable, of a customary letter, document or instrument as requested by the Company’s independent accountants, (iii) providing reasonable assistance with respect to the review and granting of security interests in collateral for the Respective Financing and obtaining any consents associated therewith, (iv) providing reasonable assistance to Purchaser and its financing sources in the preparation of (A) offering and syndication documents (including public and private information memoranda and lender presentations), private placement memoranda, bank information memoranda, prospectuses and similar documents for any portion of the Respective Financing, (B) materials for rating agency presentations and (C) business projections and similar marketing documents reasonably required in connection with the Respective Financing (provided, that any such presentations and similar documents shall contain disclosure and pro forma financial statements reflecting the Group Companies as the obligors and Purchaser shall be solely responsible for the preparation of post-Closing portions of any such pro forma financial statements contained therein), (v) if applicable, by otherwise reasonably cooperating with Purchaser’s financing sources in achieving a timely offering and/or syndication of the funding for the Respective Financing and (vi) using commercially reasonable efforts to assist Purchaser to obtain customary consents for the consummation of the Respective Financing; provided, that nothing herein shall require such cooperation from the Company and its Subsidiaries to the extent it would unreasonably interfere with the operations, activities and employees of the Company and its Subsidiaries.

(c)    Nothing in this Section 6.6 shall require Seller or any Group Company to do anything to the extent it would require a Group Company to pay any fees, reimburse any expenses or give any indemnity or incur any Liability or obligation prior to the Closing Date. At Closing, Purchaser shall (or promptly after termination of this Agreement in the event this Agreement is terminated) reimburse Seller (and the Group Companies in the event this Agreement is terminated) for all reasonable out-of-pocket costs incurred by them and their representatives in connection with their actions under this Section 6.6 Seller (and the Group Companies, if this Agreement is terminated) shall be indemnified and held harmless by Purchaser for and against any and all Liabilities, losses, damages, claims, reasonable costs, reasonable expenses, interest, awards, judgments and penalties suffered or incurred by them and resulting from actual or threatened third-party Action in connection with the Respective Financing and any information used in connection therewith to the fullest extent permitted by Law.

6.7.    Non-Solicitation. During the period from the date of this Agreement until the date that is twelve months following the Closing Date, Seller shall not, and Seller shall use its commercially reasonable efforts to procure that none of its directors, officers and employees and none of Blackstone, Nmás1 or any other Person who is a direct shareholder of Lata Lux Holding Parent S.á r.l. shall: directly or indirectly, solicit for employment or employ, on behalf of such party or any other Person, any of the current Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Company or induce, attempt to induce or encourage or assist others to induce or attempt to induce any of the current Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Company to terminate his or her employment with the Company or any other Group Company, provided that the foregoing shall not be construed to prohibit solicitation for employment of any such Person resulting from general advertisements for employment conducted by such person or its Affiliates.

6.8.    Release. Effective as of the Closing, as a material inducement to Purchaser entering into this Agreement, Seller, on behalf of itself and each of its Subsidiaries and Affiliates, hereby releases the Company and Purchaser and their respective agents and Affiliates (collectively, the “Released Parties”) from any and all Actions, causes of action, debts, dues, sums of money, accounts, reckoning, bonds, bills, Liabilities, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, losses, costs, claims, fines, penalties, judgments, extents, executions, and demands (each, a “Released Claim”) and agrees not to bring or threaten to bring or otherwise join in any Released Claim against the Released Parties or any of them, relating to, arising out of or in connection with any facts or circumstances, directly or indirectly, relating to the Company or any assets of the Company that existed on or prior to the date hereof, provided, however, that the foregoing shall not apply to any Released Claim arising under, related to, or resulting from any breach of this Agreement; and provided further, that this Section 6.8 shall not prevent or limit a cause of action under Section 10.13 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

6.9.    Structure Amendment. Seller and Purchaser agree that promptly upon satisfaction of the Competition Condition and not later than two Business Days prior to the Closing Date, Seller and Purchaser shall adopt an amendment to this Agreement whereby the amendments set out in Schedule H shall be adopted.

6.10.    Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, and subject to the matters set forth in SCHEDULE A, each of Seller and Purchaser will cooperate and use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Transaction, including the conditions set forth in ARTICLE VII. The party seeking to rely on the condition in Section 7.1(a) shall exercise its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to prevent any Restraint and to have vacated, lifted, reversed or overturned any Restraint which prevents or prohibits the consummation of the Transaction; provided, however, that this Section 6.10 shall not apply to the actions of Seller and Purchaser required to satisfy the Competition Condition, which shall be subject to SCHEDULE A.

ARTICLE VII

CONDITIONS PRECEDENT

7.1.    Conditions to Closing. Closing shall be subject to, and conditional upon, the satisfaction of the following conditions:

(a)    No Restraint (whether temporary, preliminary or permanent), in any case, shall be in effect which prevents or prohibits consummation of the Transaction, provided that the party seeking to rely on this condition shall only be able to rely on this condition if such party shall have used its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to prevent any Restraint and to have vacated, lifted, reversed or overturned any Restraint which prevents or prohibits the consummation of the Transaction.

(b)    Approval of the Transaction by the European Commission shall have been granted under Article 6(1)(b), 6(2), 8(1) or 8(2) of Council Regulation (EC) No 139/2004 of the European Union (the “EUMR”), as amended, or by failing to issue a decision by the time the relevant waiting period has expired Approval of the Transaction by the European Commission shall be deemed to have been granted under Article 10(6) of the EUMR, provided that, if the European Commission has adopted a decision under Article 9 of the EUMR to refer the Transaction in whole or in part to any competent authority of any Member State of the European Union or of the European Economic Area, all such competent authorities in each Member State of the European Union or of the European Economic Area to which the whole or part of the Transaction has been referred shall have Approved the Transaction, or applicable waiting periods in respect of the Transaction shall have expired or been earlier terminated, provided, further, that, for the avoidance of doubt, if only part of the Transaction has been referred to a Member State of the European Union or of the European Economic Area, the European Commission shall have approved that part of the Transaction not so referred to a competent authority under Article 6(1)(b), 6(2), 8(1) or 8(2) of the EUMR, or by failing to issue a decision by the time the relevant waiting period has expired Approval of that part of the Transaction not so referred to a competent authority by the European Commission shall be deemed to have been granted under Article 10(6) of the EUMR; and

(c)    Approval of the Transaction under any Competition Law of the countries listed in Annex H of SCHEDULE A with respect to the Transaction shall have been granted or deemed to have been granted by expiration of the applicable waiting period pursuant to the such Competition Law (the condition set forth in this Section 7.1(c), together with the condition set forth in Section 7.1(b), the “Competition Condition”).

7.2.    Competition Related Commitments. Each party shall perform its respective obligations set out in SCHEDULE A in accordance with that Schedule.

ARTICLE VIII

TERMINATION

8.1.    Termination. This Agreement may be terminated at any time prior to Closing:

(a)    by mutual written agreement of Purchaser and Seller;

(b)    by Seller by written notice to Purchaser if Purchaser shall have breached:

(i)    any of its material obligations set forth in Sections 1 to 4 of SCHEDULE A in any material respect, which termination shall become effective: (A) on the date of such written notice, if such material breach is not capable of being cured; or (B) on the fifth Business Day following the date of such written notice, unless such material breach is cured on or before such fifth Business Day to the reasonable satisfaction of Seller; or

(ii)    any of its obligations set forth in Sections 5 and 6 of SCHEDULE A in any material respect;

(c)    by Purchaser by written notice to Seller if Seller shall have breached any of its material obligations set forth in Sections 2 and 3 of SCHEDULE A in any material respect, which termination shall become effective: (A) on the date of such written notice, if such material breach is not capable of being cured; or (B) on the fifth Business Day following the date of such written notice, unless such material breach is cured on or before such fifth Business Day to the reasonable satisfaction of Purchaser;

(d)    after the Long Stop Date by either Purchaser or Seller (but only if such party is not in material breach of its material obligations under this Agreement) by written notice to the other party if Closing has not occurred on or before the Long Stop Date; or

(e)by either Purchaser or Seller (but only if such party is not in material breach of its material obligations under this Agreement) by written notice to the other party if a decision is taken or made under Article 8(3) of the EUMR with respect to the Transaction or an equivalent decision or order is taken or made under the Competition Law of any Member State of the European Union or the European Economic Area in the event that all or part of the Transaction is referred to one or more such Member States (an “Article 8(3) Decision”).

8.2.    Effects of Termination. If this Agreement is terminated as provided in Section 8.1, there shall be no Liability hereunder on the part of any party or any of its respective Affiliates, provided, however, that nothing contained in this Section 8.2 shall relieve any party from any Liability for any breach of this Agreement before termination and that the respective obligations of the parties hereto pursuant to Section 8.2, Section 8.3 and ARTICLE X shall survive any termination of this Agreement in accordance with their respective terms.

8.3.    Transaction Payment.

(a)    Purchaser shall pay or cause the payment of the Transaction Payment to Seller or its designee, by wire transfer of immediately available funds to Seller’s Bank Account, on the earliest to occur of the following dates:

(i)the third Business Day following the earlier of (1) the Long Stop Date if this Agreement has not been terminated prior to the Long Stop Date and Closing has not occurred on or before the Long Stop Date (whether or not this Agreement may be terminated following the Long Stop Date); and (2) an Article 8(3) Decision;

(ii)the third Business Day following termination of this Agreement by Seller pursuant to Sections 8.1(b) or 8.1(e); and

(iii)concurrently with termination of this Agreement by Purchaser pursuant to Sections 8.1(c), 8.1(d) or 8.1(e);

provided that no Transaction Payment shall be payable to Seller pursuant to this Agreement if Seller is in material breach of any of its material obligations under this Agreement and such material breach has resulted in a Competition Law Approval required for the Closing not being obtained. In no event will Purchaser be obligated to pay the Transaction Payment on more than one occasion.
(b)    If the Transaction Payment is received by Seller and Closing subsequently occurs in accordance with this Agreement, then the amount of the Transaction Payment so received will be applied by Seller to the Purchase Price payable at Closing (thereby reducing the Purchase Price payable by Purchaser at Closing by the amount of the Transaction Payment received by Seller).

(c)    The parties agree that the Transaction Payment is a non-refundable amount payable to indemnify (in part) Seller for the risks of signing the Agreement, recognizing the possibility and risks that Closing may not occur because one or more of the conditions set forth in the Competition Condition may not be satisfied on or before the Long Stop Date and that the parties have agreed to defer payment of the Transaction Payment from the date of signing of this Agreement in accordance with Section 8.3(a) above. The Transaction Payment will not be refunded or repaid to Purchaser under any circumstance; provided that the foregoing will in no way limit any other rights or remedies available to Purchaser in connection with this Agreement. Purchaser agrees that the Transaction Payment is not intended to serve as liquidated damages or a penalty and agrees that, in the event Purchaser is found liable to Seller for breach of this Agreement in any legal action or proceeding, the Transaction Payment shall not constitute the sole and exclusive remedy with respect to any such breach of this Agreement.

(d)    In consideration of Purchaser’s obligation to pay or cause the payment of the Transaction Payment pursuant to this Section 8.3:

(i)    Seller represents and warrants that (A) the Company is disregarded as an entity separate from its owner (as described in U.S. Treasury Regulations section 301.7701-2) and (B) the Company only owns for U.S. federal income tax purposes all of the interests in an entity that is (x) not a “United States Person” (as defined in section 7701(a)(30) of the Code) and (y) treated as a corporation for U.S. federal income tax purposes.

(ii)    Seller shall cooperate with Purchaser on a reasonable basis and at Purchaser’s expense to seek to minimize any deduction or withholding in respect of the Transaction Payment (including by providing an IRS Form W-8BEN with respect to the Seller, as applicable and appropriate; provided that, for the avoidance of doubt, Part II of such form shall not be completed by Seller).

(iii)    without limiting the generality of Section 8.3(d)(ii), prior to the payment of the Transaction Payment, Seller agrees that it shall obtain or cause to be obtained a certificate issued by the relevant Luxembourg Tax Authority certifying that the Company is a Luxembourg resident for Luxembourg Tax purposes and for purposes of the Convention between the Grand Duchy of Luxembourg and the Kingdom of Spain for the Avoidance of Double Taxation with Respect to Income and Capital and for the Prevention of Fraud and Fiscal Evasion; provided that upon Purchaser’s written notice, the Transaction Payment may be made without the requirement to pay additional amounts described in Section 9.3.

ARTICLE IX

PAYMENTS

9.1.    Payment Accounts. Unless otherwise expressly stated (or as otherwise agreed in the case of a given payment), each payment to be made to Seller under this Agreement shall be made in Euros by transfer of the relevant amount into Seller’s account on or before the date the payment is due for value on that date.

9.2.    Payment Default. If any party defaults in the payment when due of any amount payable hereunder, then the liability of such party shall be increased to include interest on the amount payable from the date when such payment is due under this Agreement until the date of actual payment (both days inclusive) at the rate equal to 5 percent per year, compounded quarterly. This Section is without prejudice to any other rights or remedies that may be available as a result of such default, whether at law or in equity, including any other interest payable pursuant to this Agreement.

9.3.    Deductions and Withholdings. The Transaction Payment shall be made in full without any set-off and free from any deduction or withholding, except as may be required by law in which event such deduction or withholding shall not exceed the minimum amount which it is required by law to deduct or withhold and the payer will simultaneously pay to the payee such additional amounts as will result in the receipt by the payee of a net amount equal to the full amount which would otherwise have been receivable in respect of the Transaction Payment had no such deduction or withholding been required.

ARTICLE X

GENERAL PROVISIONS

10.1.    Limitations on Claims.

(a)    Seller shall not be liable in respect of any claim for breach of this Agreement unless written notice of such claim is given by Purchaser to Seller on or before the date falling six months after the Closing Date (other than with respect to covenants to be performed after the Closing), specifying, in such detail as is reasonably available to Purchaser at the time, the legal and factual basis of claim, the evidence on which Purchaser relies and the amount likely to be claimed, to the extent known.

(b)    Where a breach giving rise to a claim against Seller is capable of remedy, Purchaser shall not be entitled to make any claim (whether for damages or otherwise) in respect of such breach if the breach is remedied within 30 days after notice of the claim is given under Section 10.1(a).

(c)    If notice of any claim against Seller is served by Purchaser under Section 10.1(a), Seller shall not be liable in respect of such claim (if such claim has not been satisfied or settled) unless:

(i)    legal proceedings in respect of such claim are both issued and served within three months after the date on which notice is served; and

(ii)    such proceedings are being and continue to be pursued with reasonable diligence.

(d)    Any fact or item that is Fairly Disclosed in the Data Room or in this Agreement or which would be revealed by a search of public registers in Spain or Luxembourg shall be deemed to be an exception to and a disclosure with respect to all representations and warranties in this Agreement.

10.2.    Seller’s Maximum Liability.

(a)    Seller shall not be liable for any punitive, indirect or consequential losses (including loss of profit, to the extent such loss of profit is a consequential loss).

(b)    The maximum liability of Seller for any breach of the provisions of this Agreement shall be equal to the Base Payment (or, in the case of any claim pursuant to Section 4.1, the amount of any Leakage plus interest on any such Leakage calculated in accordance with Section 4.1).

(c)    If Seller has paid an amount in discharge of any Action, and Purchaser or any Group Company recovers from an unaffiliated third party a sum that indemnifies or compensates Purchaser or Group Company (in whole or in part) for the losses which are the subject matter of such Action, Purchaser shall, or shall procure that the relevant Group Company shall, pay to Seller as soon as practicable after receipt of such sum an amount equal to:

(i)    the sum recovered from the third party less any costs and expenses (including retroactive premium increases) incurred in obtaining such recovery and less any Tax attributable to the recovery after taking account of any Tax relief available in respect of any matter giving rise to the Action; or

(ii)    if less, the amount previously paid by Seller to Purchaser less any Tax attributable to it.

10.3.    No Other Representations and Warranties. Except for the representations and warranties contained in ARTICLE III of this Agreement, neither Seller nor any other Person (other than pursuant to the Warranty and Non-Compete Agreement) makes any other express or implied representation or warranty on behalf of Seller or any of the Group Companies, and Seller disclaims any other representations or warranties, whether made by Seller, any Related Person of Seller or any of their respective managers, officers, directors, employees, agents, representatives or advisors. No other representation or warranty (except those expressly set out in this Agreement), statement, promise or forecast made by or on behalf of Seller, any Related Person of Seller or any of their managers, officers, directors, employees, agents, representatives or advisors may form the basis of, or be pleaded in connection with, any claim by Purchaser under or in connection with this Agreement and Purchaser has no rights against, and undertakes that it shall not bring any claims against, any such Persons in respect of any statement, promise or forecast made by them. Except for the representations and warranties contained in ARTICLE V of this Agreement, neither Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser. Nothing contained herein shall preclude liability for fraud.

10.4.    Disclaimer Regarding Projections. In connection with Purchaser’s investigation of the Group, Purchaser has received from Seller, the Company, the Group Companies and/or other Persons on their behalf, certain projections and other forecasts and certain business plan information. Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Purchaser shall have no claim against any Person with respect thereto. Accordingly, Purchaser acknowledges and agrees that Seller makes no representation or warranty with respect to such projections, forecasts or plans and that Seller makes only those representations and warranties explicitly set forth in ARTICLE III.

10.5.    Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement, the agreements contemplated hereby and the transactions contemplated hereby and thereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred. Except as required by applicable Law, Purchaser shall pay all fees payable to any Governmental Authority in connection with the filings, registrations, declarations, notices and other documents contemplated by SCHEDULE A. Any transfer, documentary, sales, use, registration, stamp or registration duty or stamp duty reserve tax payable as a result of the execution of this Agreement or the agreements or transactions contemplated hereby or thereby shall be paid by Purchaser.

10.6.    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service or by facsimile or scanned image in portable document format (PDF) or similar format attached to an electronic mail to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.6):

(a)    if to Seller:

Lata Lux Holding Parent S.á r.l. 2-4, rue Eugène Ruppert L-2453 Luxembourg Facsimile: +352 2643 1936 Attention: John Sutherland Email: jsutherland@latalux.lu with a copy to:

c/o The Blackstone Group International Partners LLP
40 Berkeley Square
London W1J 5AL
United Kingdom
Attention: Lionel Assant and Geoffrey Bailhache
Facsimile: +44 20 7451 4001
Email: assant@blackstone.com /
geoffrey.bailhache@blackstone.com

with a copy (for information only) to counsel to the foregoing:

Simpson Thacher & Bartlett LLP CityPoint One Ropemaker Street London EC2Y 9HU United Kingdom Attention: Michael Wolfson Fax: +44 (0)20 7275 6502 Email: mwolfson@stblaw.com and with copy to:

Nmás1 Capital Privado, SGECR, S.A. Padilla, 17 28006 Madrid Spain Attention: Gonzalo de Rivera Facsimile: +34 91 431 64 60 Email: gonzalo.rivera@nmasl.com

(a)if to Purchaser:

Crown Holdings, Inc. Corporate Headquarters One Crown Way Philadelphia, PA 19154-4599 Attention: William T. Gallagher Fax: +1 (215) 698 6061 Email: wgallagh@crowncork.com with a copy (for information only) to counsel to the foregoing:

Dechert LLP 2929 Arch Street Philadelphia, PA 19104 U.S.A. Attention: William G. Lawlor and Ian A. Hartman Fax: +1 (215) 655 2823 Email: william.lawlor@dechert.com / ian.hartman@dechert.com

and

Uria Menéndez Abogados, S.L.P.
Calle Principe de Vergara, 187
Plaza de Rodrigo Uria
28002 Madrid
Spain
Attention: Fernando Perez de la Sota / Antonio Guerra
Email: femando.perezdelasota@uria.com / antonio.guerra@uria.com

10.7.    Confidentiality; Public Announcements.

(a)    No disclosure, announcement or statement about this Agreement, the subject matter of, the parties to, or any matter referred to in, this Agreement shall be made or issued before, on or after the date of this Agreement by or on behalf of any of the parties without the prior written approval of the other party provided that, nothing shall restrict the making by any party or an Affiliate (even in the absence of agreement by the other parties) of any statement or disclosure:

(i)    which may be required by law or called for by the requirements of any stock exchange or regulatory authority;

(ii)    of information on a need to know basis by a party to a member of the same group of companies as that party or such party’s or any such member’s directors, officers, employees, partners, professional or other advisers, or debt or equity funding sources, provided that such disclosure is subject to customary confidentiality obligations;

(iii)    of information to any Tax Authority to the extent reasonably required for the purposes of the tax affairs of the party concerned or of any member of the same group of companies as that party;

(iv)information that is or becomes within the public domain through no fault of that party; or

(v)on a confidential basis to any investor or prospective investor in any fund advised or managed (or proposed to be advised or managed) by The Blackstone Group L.P. or any of its Related Persons.

10.8.    Headings; Table of Contents. The descriptive headings contained in this Agreement and table of contents of this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.9    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.10.    Exclusivity Period.

(a)    During the Exclusivity Period (as defined below), Seller and Blackstone shall not, directly or indirectly, and shall not authorize or direct any other person to:

(i)    solicit, initiate, encourage (including by way of furnishing information), or take any action knowingly to facilitate the submission of any inquiries, proposals or offers (whether or not in writing) from, or engage in discussions (other than with their respective Affiliates or advisors) or negotiations with, any person (other than Purchaser or its Affiliates) relating to a sale of all or a material portion of the Company or any merger, consolidation, business combination, joint venture, recapitalization, or sale, in each case, of or relating to all or any material part of the business or assets of the Company (collectively, “Alternative Transactions”); or

(ii)    agree to or endorse any Alternative Transaction.

(b)    For the avoidance of doubt, nothing herein shall prohibit any action by the Company or any of its officers, directors, agents, representatives or advisors taken in connection with the operation of the Company’s business in the ordinary course.

(c)    The Exclusivity Period shall commence on the date of this Agreement and shall expire upon the earliest to occur of the termination of this Agreement pursuant to ARTICLE VIII and the Closing (the “Exclusivity Period”).

10.11.    Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior statements, agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof (“Pre-Contractual Statements”). Each party acknowledges that in entering into this Agreement on the terms set out herein, it is not relying upon any Pre-Contractual Statement which is not expressly repeated in this Agreement. No party shall have any right (except in the case of fraud) against another party to this Agreement arising out of or in connection with any Pre-Contractual Statement except to the extent that such Pre-Contractual Statement is repeated in this Agreement.

10.12.    Assignment. This Agreement may not be assigned by any party by operation of law or otherwise without the prior written consent of the other parties (which consent may be granted or withheld in the sole discretion of such other parties). Any attempted assignment in violation of this Section 10.12 shall be void. Notwithstanding the foregoing, Purchaser may, without the consent of Seller, assign its rights hereunder to any wholly-owned Subsidiary of Purchaser; provided that Purchaser shall promptly provide written notice to Seller of such assignment and, notwithstanding any such assignment, Purchaser shall remain liable for all its obligations hereunder, including its obligations under SCHEDULE A.

10.13.    Equitable Remedies. Each party acknowledges that monetary damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such party and that any such breach would cause the other party irreparable harm. Accordingly, each party also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such party, the other party shall be entitled to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to such other party at law or in equity.

10.14.    No Liability. Each of Seller and Purchaser undertakes not (except in the case of fraud) to initiate or pursue (either directly or through any other person including any Group Company) proceedings of any kind against any present or former director, officer or employee of Purchaser, any Group Company or of Seller in respect of any conduct, default or omission of any such person prior to Closing or in respect of any representation or warranty or other statement made to any party (including, Purchaser, any Affiliate of Purchaser or any of their respective advisers) or any Group Company, or in relation to any information contained in the Data Room, in each case in connection with the Transaction. Each present or former director, officer or employee of any Group Company or of Seller as mentioned in the aforementioned sentence shall be entitled to enforce this Section 10.14 under the terms of applicable Law. Nothing in this Section 10.14 shall limit the liability of the managers named in the Warranty and Non-Compete Agreement, or the rights of Purchaser under the Warranty and Non-Compete Agreement.

10.15.    No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their successors and permitted assigns. Except as set out in Section 10.14, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto, or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.16.    Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

10.17.    Rescission. Notwithstanding anything to the contrary contained herein, the parties hereto agree not to make any claim to the remedy of rescission with respect to this Agreement (except in the case of fraud).

10.18.    Waiver. Any party to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of any other party, (ii) waive any inaccuracies in the representations and warranties of another party contained herein or in any document delivered by another party pursuant hereto or (iii) waive compliance with any of the agreements or conditions of another party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure or delay of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

10.19.    Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties on behalf of itself and each of its Affiliates hereby:

(a)    agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement, the Respective Financing, the Financing Agreements or any of the agreements entered into in connection with the Respective Financing or the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court;

(b)    agrees that any such Action shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state);

(c)    agrees not to bring or support or permit any of its affiliates to bring or support any Action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way arising out of or relating to, this Agreement, the Financing, the Financing Agreements or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(d)    irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court;

(e)    knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Action brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Financing, the Financing Agreements or any of the agreements entered into in connection with the Financing, the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder;

(f)agrees that none of the Financing Sources will have any liability to Seller or any of its Affiliates relating to or arising out of this Agreement, the Respective Financing, the Financing Agreements or any of the agreements entered into in connection with the Respective Financing or the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that Seller shall not and shall not permit any of its Affiliates or any of their respective officers, directors, or employees to seek any action for specific performance against any of the Financing Sources relating to or in any way arising out of this Agreement, the Respective Financing, the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder. For the avoidance of doubt, nothing herein prevents, limits or constitutes a waiver by Purchaser of any of its rights, or an agreement or waiver by Seller of any of its rights to require Purchaser, to pursue any action, including an action for specific performance, against any of the Financing Sources relating to or in any way arising out of this Agreement, the Respective Financing, the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; and

(g)agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 10.19 (and such provisions shall not be amended without the prior written consent of the Lenders).

10.20.    Governing Law and Dispute Resolution. Except as set forth in Section 10.19, this Agreement shall be deemed to be made and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Delaware without regard to choice or conflict of law principles that would result in the application of the law of any other state or jurisdiction. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or any federal court sitting in the State of Delaware in the event the Delaware Court of Chancery does not admit any matter), and any appellate court from such court, in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Delaware Court of Chancery (or any federal court sitting in the State of Delaware in the event the Delaware Court of Chancery does not admit any matter), (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Court of Chancery (or any federal court sitting in the State of Delaware in the event the Delaware Court of Chancery does not admit any matter), and any appellate court from such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery (or any federal court sitting in the State of Delaware in the event the Delaware Court of Chancery does not admit any matter), and any appellate court from such court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Court of Chancery (or any federal court sitting in the State of Delaware in the event the Delaware Court of Chancery does not admit any matter), and any appellate court from such court. The parties hereby consent to and grant any such court jurisdiction over such parties and, to the extent permitted by applicable law and over the subject matter of such dispute. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION

DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS EXPRESSED IN THIS PARAGRAPH.

10.21.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement. Signed counterparts of this Agreement may be delivered by facsimile, scanned image in portable document format (PDF) or similar format.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LATA LUX HOLDING PARENT S.Á R.L.

By:	/s/ John Sutherland
Name:John Sutherland
Title:Manager

CROWN HOLDINGS, INC.

By:	/s/ John W. Conway
Name:John W. Conway
Title:Chairman of the Board and
Chief Executive Officer